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                               September 8, 2021

       Michael Praeger
       Chief Executive Officer
       AvidXchange Holdings, Inc.
       1210 AvidXchange Lane
       Charlotte, NC 28206

                                                        Re: AvidXchange
Holdings, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August
25, 2021
                                                            CIK No. 0001858257

       Dear Mr. Praeger:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 13, 2021 letter.

       Amendment No. 1 to DRS on Form S-1 submitted August 25, 2021

       Prospectus Summary, page 1

   1. We note your response to prior comment 1. We also note your revised cover page graphics appearing to
indicate that you had 7,000 buyers and 700,000 suppliers in 2020.
                                                        In light of your
statement on page 1 that your platform digitized and automated workflows for more than 7,000
buyers and that you made payments to more than 700,000 suppliers in the past five years,
please confirm that the cover page graphic statistics refer to your fiscal
                                                        2020 period.
 Michael Praeger
FirstName LastNameMichael
AvidXchange   Holdings, Inc. Praeger
Comapany 8,
September NameAvidXchange
             2021             Holdings, Inc.
September
Page 2    8, 2021 Page 2
FirstName LastName
Summary Consolidated Financial and Other Data, page 19

2. Please refer to prior comment 6. Please provide pro forma earnings per share disclosure for the automatic conversion of the outstanding shares of preferred stock other than your senior preferred stock. Also, confirm that you will provide pro forma EPS disclosure once the shares of common stock issuable upon conversion of the redeemable preferred stock and convertible common stock is known.
3. We note that footnote (1)(vii) on page 20 includes an adjustment for stock-based compensation expense related to RSUs subject to service-based and performance-based vesting conditions, which will be satisfied in connection with this offering. You state on page F-15 that compensation expense for RSUs is recognized over the requisite service period as long as the performance condition in the form of a specified liquidity event is probable to occur and according to your disclosures in Note 11, it appears you recognized
         $1,663,000 of compensation expense related to the RSUs granted in fiscal 2020. Please explain further how this pro forma adjustment relates to your current policy disclosures related to your RSU grants.
Our Business and Revenue Model, page 76

4. We note the revisions made in response to prior comment 11. Please revise to explain how you select your cohort of customers for the purposes of this metric. If you exclude transactions from customers who were not customers in both periods, quantify the percentage of customers excluded from the metric.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Cost of Revenues and Operating Expenses, page 82

5. We note that your cost of revenue includes estimates for losses from leakage that occurs in treasury operations. Please explain the nature of this expense in greater detail. Also, tell us the factors considered when determining it was a cost of revenue and not contra revenue or an operating expense.
Our Business, page 101

6. In response to prior comment 15, you identified Comdata as the VCC service provider discussed on page 96 and noted that you will file your agreement with Comdata. Please also revise your business section to summarize the material terms of your agreement with
         Comdata, such as the term of the agreement, termination provisions and other material rights and obligations.
Principal Stockholders, page 153

7. We note your revised disclosure in response to prior comment 16. Please disclose the members of the investment committee for Caisse de d p t et placement du Qu bec and the individuals who share investment and voting decisions for Ossa Investments Pte. Ltd.
 Michael Praeger
AvidXchange Holdings, Inc.
September 8, 2021
Page 3
Consolidated Financial Statements
Formation of the Business of the Company, page F-8

8. You disclose that "the accompanying consolidated financial statements present comparative information for prior periods on a consolidated basis, as if both AvidXchange
      Holdings, Inc and AvidXchange, Inc. were under common control for all periods presented." However, the financial statements presented are for AvidXchange, Inc.
      Please revise or advise.
       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Praeger
                                                           Division of
Corporation Finance
Comapany NameAvidXchange Holdings, Inc.
                                                           Office of Technology
September 8, 2021 Page 3
cc:       Brandon J. Bortner, Esq.
FirstName LastName